UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Notification of Late Filing

Commission File Number 1-10689

Check one: [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 29, 2007

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

For the Transition Period Ended:  N/A

NOTHING IN THIS FORM WILL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I — Registrant Information

LIZ CLAIBORNE, INC.

Full name of Registrant

N/A

Former name, if applicable

1414 Broadway

Address of Principal Executive Office (Street and Number)

New York, New York, 10018

City, State, Zip Code

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
Form N-CSR, or portion thereof, will be filed on or before the 15 th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5 th calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

Part III — Narrative

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period:

Liz Claiborne, Inc. will be unable to file its Annual Report on Form 10-K for the fiscal year ended December 29, 2007 (the “Form 10-K”) by the Securities and Exchange Commission (“SEC”) deadline due to (i) the complexity surrounding the Company’s year end close due to the number of unusual items arising from our strategic review process, (which process was announced in July 2007 and involved the review of 16 of the Company’s brands, and resulted in the following events in January 2008: the consummation of the sale the Company’s C&C California and Laundry by Design brands, the announcement of the closure of its Sigrid Olsen brand, the licensing to a third party of its Dana Buchman brand, and the entry into agreements to sell each of its Prana and Ellen Tracy brands) (ii) the time needed to complete its goodwill and trademark impairment review and (iii) the time needed to complete a comprehensive review of the Company’s tax positions, including a review of all liabilities established under FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”).

We represent that due to the size, complexity and timing of the transactions associated with the matters described above, that we could not timely file our Form 10-K without unreasonable effort or expense. We currently expect that the Form 10-K will be filed on or before the fifteenth calendar day following the date on which it was due.

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Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification:
Name: Elaine Goodell, Vice President, Corporate Controller and Chief Accounting Officer
Telephone Number:: (201) 295-7702
(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
[ X] Yes [ ] No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ X] Yes [ ] No

For the year 2007, the Company currently expects to report a net loss of approximately $(23) million to $(33) million, and $(0.25) — $(0.35) per share, compared to net income of approximately $255 million, and diluted earnings per share of $2.46 for the year 2006. Estimated net sales for the year 2007 are approximately $4.578 billion, a decrease of 1.4% from the comparable 2006 year.

These estimated 2007 results reflect: (i) the impact of expenses incurred in connection with our previously announced plans to streamline operations in 2007, (ii) non-cash charges associated with the impairment of our Ellen Tracy trademark (prior to giving effect to any additional impairment that may result from the disposition of the trademark), (iii) expenses associated with the elimination of certain cosmetics brands, (iv) the loss related to the disposition of certain previously announced brands under review and (v) decreased performance in the brands that were under strategic review and in our continuing Partnered Brands.

In reviewing the 2007 estimated results, it is important to note that (i) the results do not include any potential impact from the sale of the Ellen Tracy brand announced on February 14, 2008 and (ii) the Company has undertaken a comprehensive review of its tax positions, including a review of all liabilities established under FIN 48, as previously reported. The results of this review have been recorded as adjustments in the fourth quarter of 2007, and are still subject to review in connection with the Company’s 2007 audit.

As the Company has not fully completed its analysis of fiscal 2007, and the audit of its 2007 financial statements is not complete, the estimated and adjusted results contained herein remain subject to the Company’s completion of its analysis, including its goodwill and trademark impairment review and the completion of the review of its tax positions, and the completion of the audit, and, therefore, may change.

STATEMENT REGARDING FORWARD-LOOKING DISCLOSURE
Statements contained herein that relate to future events or the Company’s future performance, including, without limitation, statements with respect to the Company’s anticipated results of operations or level of business for fiscal 2007, any fiscal quarter of 2007 or any future period, are forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements, which are indicated by words or phrases such as “intend,” “anticipate,” “plan,” “estimate,” “project,” “currently expects,” “the Company believes,” “we are optimistic that we can,” “current visibility indicates that we forecast” or “currently envisions” and similar phrases are based on current expectations only, and are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. In addition, some factors are beyond the Company’s control. Among the factors that could cause actual results to materially differ include the results of the Company’s completion of its internal accounting review, including the completion of its tax review and its goodwill and trademark impairment testing, and of the audit by the Company’s independent registered public accounting firm, and such other factors as are set forth in our 2006 Annual Report on Form 10-K and in our 2007 Second and Third Quarter Quarterly Reports on Form 10-Q, including, without limitation, those set forth under the headings “Risk Factors” and “Statement Regarding Forward-Looking Disclosure.”

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Liz Claiborne, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

LIZ CLAIBORNE, INC.

Date: February 28, 2008	By:	/s/ Andrew Warren
	Name:	Andrew Warren
	Title:	Chief Finacial Officer

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